TRADEAUTHORITY, LLC
OPERATING AGREEMENT

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "Operating Agreement") is made and entered into effective for all purposes as of May 27, 2010 and revised June 5, 2017, November 27, 2017, June 3, 2020, and February 16, 2021 by and among TRADEAUTHORITY, LLC, a Louisiana liability company (the "Company"), and the members of the Company, who have executed this Agreement or a counterpart hereof. The parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1.
DEFINITIONS

1.1 **<u>Definitions</u>**. As used in this Agreement, the following terms shall each have the meaning set forth in this Article (unless the context otherwise requires).

"Act" shall mean the Louisiana Limited Liability Company Law (La. R.S. 12:1301*et seq.*), as now in effect or as hereafter amended or revised, and any references to sections of the Act shall include any successor provisions of similar tenor or effect.

"Affiliates" of a Person shall mean any Person directly or indirectly controlling, controlled by or under common control with such Person.

"Agreement" shall mean this Operating Agreement, as the same may be amended or supplemented from time to time in accordance with the provisions hereof.

"Book Value" shall mean the amount (if any) by which the total assets of the Company exceed the total liabilities of the Company on the then most recent balance sheet of the Company (which in any event shall be no more than three months from the applicable date) prepared by the Company's certified public accountant. For purposes of calculating Book Value, no value shall be attributable to goodwill.

"Code" shall mean the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

"Entity" shall mean a corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Liquidator" shall have the meaning ascribed to such term in Section 11.2(a) of this Agreement.

"Manager" means each individual elected to the Board of Managers pursuant to this Agreement.

"Obligated Member" shall have the meaning ascribed to such term in Section 8.10 of this Agreement.

"Other Members" shall have the meaning ascribed to such term in Section 8.9 of this Agreement.

"Person" shall mean and include a natural person and any Entity.

"Property" shall mean, at any time, all property, whether real or personal, interests, assets or rights owned or held by or on behalf of the Company at such time.

"Securities Act" shall have the meaning ascribed to such term in Section 3.5(a) of this Agreement.

"Securities Laws" shall have the meaning ascribed to such term in Section 3.5(a).

"Member" shall mean each Person who holds any Units and who executes a counterpart of the Agreement.

"Unit Register" shall have the meaning ascribed to such term in Section 10.2 of this Agreement.

"Units" shall mean units of ownership interest in the Company into which the Members' ownership interests in the Company are divided. The number of Units currently held of record by the current Members are set forth opposite each Member's name on Schedule 1, and thereafter the Units held by a Member shall be reflected in the Company's Unit Register.

"State" shall mean the State of Louisiana.

"Transfer" shall have the meaning ascribed to such term in Section 8.1.

"Transferring Member" shall mean any Member who makes and anticipates making a Transfer of Units in accordance with this Agreement.

ARTICLE 2.
ORGANIZATION

2.1 Formation of Limited Liability Company. The Company was originally formed as a Louisiana corporation in July 2004. On April 16, 2010, the Company was converted to a limited liability company as a result of a conversion application filed by TradeAuthority, Inc. with the Secretary of State of the State, which conversion application includes Articles of Organization of the Company (as amended, the "Articles"). The Members hereby adopt and ratify the Articles, a copy of which is attached as Exhibit A hereto, and ratify the actions of the Company's organizer(s) and those who converted the Company to a limited liability company. In the event of a conflict between the terms of this and the terms of the Articles, the terms of the Articles shall prevail.

2.2 **Name and Principal Place of Business.** The current name of the Company is TradeAuthority, L.L.C., dba Moxey and the principal offices of the Company are currently located at 4137 S. Sherwood Forest Blvd., Suite 120, Baton Rouge, Louisiana 70816. The name may be changed upon compliance with the Act and this Agreement, and the principal office may be changed from time to time by the Board of Managers.

2.3 **Statutory Agent.** The Company's current registered agent is Dean P. Cazenave. The Board of Managers may, at any time and from time to time, change the registered agent of the Company without the consent of or notice to the Members.

2.4 **Purpose.** The object and purpose for which the Company is formed shall be to engage in any lawful activity for which limited liability companies may be formed under the Act.

2.5 **Fiscal Year.** The fiscal year of the Company shall be the calendar year.

2.6. **Term.** The Company was formed on the effective date of filing of the Articles of Incorporation and its period of existence shall be perpetual.

ARTICLE 3.
AUTHORIZED UNIT AND UNIT SUBSCRIPTIONS

3.1 **Capitalization**.

(a) The total number of Units which may be issued by the Company is Two Million (2,000,000). Of the two million authorized Units, One Hundred Thousand (100,000) Units are hereby designated as Class A Units; Nine Hundred Fifty Thousand (950,000) authorized Units are hereby designated as Class B Units; and Nine Hundred Fifty Thousand (950,000) authorized Units are hereby designated as Class CF Units. Each Member with one or more Class A Units shall be entitled to six (6) votes per Class A Unit on all matters brought before the Members as required herein or the laws of the State of Louisiana. The holders of Class B Units shall be entitled to one (1) vote per Class B Unit on such matters. Class CF Units are non-voting units. Except for the differences in voting rights described above, Class A Units, Class B Units and Class CF Units shall be identical in all other respects. There shall be no cumulative voting.

(b) All of the earnings and funds retained and distributed by the Company shall be divided among the holders of all issued and outstanding Units in proportion to the number of Units held by each, and each such Unit shall participate equally with every other such Unit in the distribution of dividends or other distributions.

(c) In case of liquidation or dissolution of the Company, either voluntary or involuntary, in the distribution of assets and winding up of the Company, the holders of the Units shall be entitled to receive all of the assets of the corporation of whatever kind available for distribution to its members, ratably and proportionate to the number of Units held by each of them respectively. A liquidation, dissolution, distribution of assets, or winding up of the Company, as such terms are

used in this Section, shall not be deemed to be occasioned by or to include any consolidation or merger of the Company, or a sale, lease, or conveyance of all or a part of the assets of the Company.

(d) The amount of authorized Units may be increased from time to time by amendment to this Agreement as the Members may determine.

(e) Members shall have no preemptive rights to acquire from the Company Units of any series or class which may be hereafter issued from time to time.

3.2 Unit Certificates. Units shall be evidenced by a numbered certificate in such form as shall be approved by the Board of Managers, signed by the President and the Secretary. The name of the Person owning the Units, the number of Units, and the date of issue shall be entered in the Company's Unit Register. Unit certificates exchanged or returned shall be canceled by the Secretary and returned to their original place in the Unit Register. The Unit certificates shall bear the following legend:

> "The Units represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any state's securities laws, and may not be transferred in the absence of such registration or an exemption therefrom under such laws. Such units may be transferred only in compliance with the conditions specified in the Operating Agreement of the Company, as amended from time to time (the "Operating Agreement") and the Articles of Organization of the Company by the named holder hereof. A complete and correct conformed copy of the Operating Agreement and the Articles of Organization of the Company referred to above are available for inspection at the principal office of the Company and will be furnished to the holder of such Units upon written request without charge."

3.3 Transfer of Units. Subject to the provisions of Article 8, Transfers of Units shall be made on the Unit Register of the Company by the Transferring Member in person or by power of attorney, upon surrender of the old certificate evidencing the Units to be transferred, duly assigned to the transferee, and only upon compliance with the provisions of this Agreement.

3.4 Subscription Price. Each Person who purchases or is issued Units from the Company shall pay or otherwise provide consideration to the Company in an amount or manner approved by the Board of Managers.

3.5 Investment Representations and Acknowledgments. Each of the Members represents and acknowledges to the Company, with respect to the issuance of Units to such Member, as follows:

(a) The Units are being purchased for the Member's own account and for investment and not with a view to or for resale in with any distribution or public offering of the Units within the meaning of the Securities Act of 1933 ("Securities Act"), State securities laws, and other applicable securities laws and rules (collectively the "Securities Laws").

(b) The Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of the purchase of the Units.

(c) All documents, records, and books pertaining to the Company and the purchase of the Units have been made and are available to the Member and representatives of the Member, and the Member has had an opportunity to ask questions of and receive answers from all persons related to the Company concerning the Company and the Units.

(d) Except as allowed by Regulations for Crowdfunding, neither the Company nor any person acting on its behalf has offered or sold the Units, by, or used in connection with such offer or sale, any form of general solicitation or general advertising, including without limitation, any handbills or any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(e) Except as allowed by Regulations for Crowdfunding, no commission, discount, or renunciation (excluding any legal, accounting, and printing fees) have been paid or given directly or indirectly in connection with the offer or sale of the Units or for soliciting any prospective buyer.

(f) The Units have not been registered under any of the Securities Laws and cannot be resold or otherwise disposed of and must be held indefinitely unless they are subsequently registered under the Securities Laws or an exemption from registration is available.

(g) The exemption under Rule 144 under the Securities Act for a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, an issuer, and who has held for at least one year securities of an issuer concerning which there is available specified public information, will not be available because the Company does not contemplate making available such public information and it is highly unlikely that a trading market in the Units will develop sufficiently to satisfy the “broker’s transaction” requirement of Rule 144.

(h) The exemption under Rule 144 for a person other than a person described in paragraph (g) above who has held securities for at least two years will be available without regard to whether there is available specified public information concerning the Company or whether a trading mark in the Units will develop sufficiently to satisfy the “broker’s transaction” requirement, but no market now exists or is expected to develop for the resale of the Units.

(i) The Company is under no obligation and does not intend to register the Units under the Securities Laws or to effect compliance with any exemption from registration under the Securities Laws in the future.

ARTICLE 4.
RIGHTS AND OBLIGATIONS OF MEMBERS

4.1 Limitation on Liability. Each Member's liability shall be limited as provided in the Act.

4.2 No Liability for Company Obligations. No Member will have any personal liability for any debts or losses of the Company beyond the assets of the Company, except as otherwise mandated by applicable law.

4.3 List of Members. Upon written request of any Member, the President shall provide a list showing the names, addresses, and the number of Units owned of record by all Members and any other information (if any) required by the Act.

4.4 Voting Rights. Each Class A Unit held of record by a Member shall entitle the Member to six (6) votes on all matters which require or are submitted for Member approval in accordance with this Agreement or applicable law. Each Class B Unit held of record by a Member shall entitle the Member to one (1) vote on all matters which require or are submitted for Member approval in accordance with this Agreement or applicable law. Class CF Units are non-voting units. Class CF Units don't factor into determinations for voting thresholds, such as quorums or other calculations. Whenever applicable, the interests of Class CF Units shall be represented by the Lead Investor designee per the company's approved and designated Reg CF portal. There shall be no cumulative voting

ARTICLE 5.
MANAGEMENT: RIGHTS, POWERS AND OBLIGATIONS OF THE MANAGERS

5.1 Management. The full and entire management of the business and affairs of the Company shall be vested in the Board of Managers which shall have and may exercise all of the powers that may be exercised or performed by the Company. Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by non-waivable provisions of applicable law, the Board of Managers, acting in accordance with the provisions herein, shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. Individual Managers shall have no authority to take action on behalf of the Company except as provided herein.

5.2 Number, Tenure, and Qualifications.

(a) Board of Managers. The Board of Managers shall consist of not less than 5 nor more than 15 Managers, as determined from time to time by resolution of the Board of Managers.

(b) Composition of Board of Managers. Other than the Reserved Positions or in case of Vacancies as defined herein, all Managers shall be selected by vote of the Members at the Annual Meeting. At least 2 Managers (the "Class A Managers") shall be persons owning one or more Class A Units of Company. At least 2 Managers (the "Independent Managers") shall be persons who: (1) are not officers, members, or employees of Company, (2) are not officers or employees of any barter network or exchange that conducts business with Company, and (3) have no material interest in Company other than any compensation provided to the Managers as provided herein.

(c) Reserved Positions. Notwithstanding anything else contained herein, and subject only to the limit on the total number of Managers and as provided for in this subsection 5.2(c) and removal pursuant to subsection 5.3(b), the following persons shall be Managers and selected as provided for herein. Such Managers shall not be subject to election at the Annual Meeting of the Members and may be removed only for cause or as otherwise provided for in an applicable agreement or resolution of the Board of Managers:

(i) The President of Company, who shall serve as Chair of the Board of Managers;

(ii) Appointees of any person with whom Company has entered into a financing or investment agreement, if such agreement is approved by the Board of Managers and expressly provides for such person to have the right to appoint one or more Managers to the Board of Managers.

(iii) Any person selected by a class of persons (such as a class of Members or a class of creditors, investors, or other persons) authorized by, and selected in accordance with, a resolution of the Board of Managers.

5.3 Selection of Board of Managers; Removal and Vacancies.

(a) Selection of Board of Managers. Other than the Reserved Positions, all Managers shall be selected by vote of the Members at their Annual Meeting from among those candidates nominated as provided for in subsection 5.3(B) below. At all such Annual Meetings, each Manager shall be elected as provided in subsection (C) below. Other than the Reserved Positions, Managers shall serve for a term of 1 year, and shall remain in office until their successor is appointed. There shall be no limit to the number of terms a Manager may serve.

(b) Nomination.

(i) Other than the Reserved Positions, only persons who are nominated in accordance with the procedures set forth herein shall be eligible to be selected as Managers. Nominations of persons for election to the Board of Managers may be made at the annual meeting of the members: (1) by or at the direction of the Board of Managers or the Nominating and Governance Committee thereof or (2) by any Member or group of Members of the Company who (i) controls at least 5% of the voting rights held by all Members, and (ii) provides written notice of an intent to

nominate a person at least 60 days prior to the first anniversary of the preceding year's Annual Meeting, with such notice to be provided by registered mail or electronic mail with receipt to the corporate offices of Company, addressed to the Secretary of the Board of Managers. Such Member's notice shall set forth: (a) as to each person whom the Member proposes to nominate for selection as a Manager, the information required to be provided in the notice of nomination as set forth in subsection 5.3(b)(ii) below, and (b) the name and address, as they appear on the books of the Company, of the Member or group of Members making such nomination and the class and number of Units of the Company which are owned by such Member or group of Members.

(ii) At least 15 business days prior to the Annual Meeting, the Nominating and Governance Committee shall prepare a notice of nominations. The Secretary of the Company shall cause the notice of nominations prepared by the Nominating and Governance Committee to be transmitted to all Members of the Company no less than 10 business days prior to the Annual Meeting. This notice of nominations shall include all persons nominated for selection to the Board of Mangers pursuant to subsection (b)(i) above and shall contain the following information about each person so nominated: (1) the person's full legal name; (2) the person's e-mail address; (3) the person's city and state of residency; (4) a written statement in support of the nominee's candidacy, not to exceed 500 words, which may include, at the discretion of the nominee, one or more links to a website, social media, or similar on-line information pertaining to the nominee; (5) a brief description of the nominee's employment, contractual, or other relationship to the Company, if any, or a representation that the nominee meets the requirements to be considered an Independent Manager; and (6) if the person was nominated by a Member or group of Members, the name and Unit ownership information of the Member or Group of Members nominating the person.

(c) Selection of Managers; Voting

(i) Nominees for the Board of Managers shall be voted on by the Members in the order set by the Nominating and Governance Committee in the notice of nominations; once the then-current number of seats to be selected for the Board of Managers has been filled, voting will cease and no further Managers shall be selected for that year.

(ii) A nominee shall be elected if the nominee receives a majority of the votes cast.

(iii) For purposes of this Section, a majority of the votes cast shall mean that the number of votes cast "for" the nominee's election exceeds the number of votes cast "against" that nominee's election, with abstentions and absences not counted as either "for" or "against" that nominee's election.

(d) Removal. Other than the Reserved Positions, any Manager may be removed from office, without cause, upon the majority vote of the Members, at a meeting with respect to which notice of such purpose is given. Reserved Positions may be removed without cause only as provided for in the agreement or resolution creating such Reserved Position. Any Manager may be removed from office by the Board of Managers for cause at any meeting called for that purpose. The President may be removed from the Board of Managers only by the process for removing the President from that position.

(e) Vacancies. Other than the Reserved Positions, the Board of Managers may fill the place of any Manager which may become vacant prior to the expiration of term, such appointment by the Board of Managers to continue until a replacement is selected at the Annual Meeting of the Members.

5.4 Committees.

(a) Creation of Committees. The Board of Managers shall designate a Nominating and Governance Committee and such other committees as it may deem advisable, each of which shall have and may exercise the powers and authority of the Board of Managers to the extent provided in the charters of each committee adopted by resolution of the Board of Managers. The members of the committees, who shall be at least 2 in number, shall act only as a committee, and the individual Managers shall have no power as such. Unless the Chair of the Board of Managers designates a committee chair, each committee shall elect its own chair, and have full power and authority to make rules for the conduct of its business. The Nominating and Governance Committee shall include at least one Independent Manager. The Board of Managers shall have the power at any time to change the membership of committees, fill vacancies, and to abolish committees.

(b) Membership of Committees. The members of each committee shall be elected by the Board of Managers and shall serve until the first meeting of the Board of Managers after the annual meeting of members and until their successors are elected and qualified or until the committee member’s earlier resignation or removal. Vacancies may be filled by the Board of Managers at any meeting. Subject to compliance with the respective committee charters, the Chair of the Board may designate one or more Managers as alternate members of any committee, who may replace any absent or disqualified Manager at any meeting of the committee to serve for that meeting only.

(c) Meetings of Committees; Authority to Act. The Chair of the Board of Managers, the committee chair, or a majority of any committee may call a meeting of that committee. A quorum of any committee shall consist of a majority of its members unless otherwise provided by resolution of the Board of Managers. The majority vote of a quorum shall be required for the transaction of business. The committee may also take action by unanimous written consent of all committee members without a meeting. The secretary of the committee or the chair of the committee shall give notice of all meetings of the committee by e-mailing the notice to the members of the committee at least 3 days before each meeting or by phoning or texting the members not later than 1 day before the meeting. The notice shall state the time, date, and place of the meeting. Each committee shall fix its other rules of procedure.

(d) Restrictions on Committee Actions. No committee of the Board shall have the power or authority to:

(i) approve or recommend to Members actions or proposals required by law or this Operating Agreement to be approved by the Members;
(ii) fill vacancies on the Board of Managers or any committee thereof;
(iii) adopt, amend, or repeal the Operating Agreement of the Company or recommend or propose such actions to the Members;
(iv) authorize or approve the reacquisition of Units;
(v) authorize or approve the issuance or sale or contract for the sale of Units, or determine the designation and relative rights, preferences, and limitations of a voting group.

5.5 Certain Powers of the Board of Managers. The Board of Managers shall have plenary power and authority to conduct the business of the Company. Without limiting the generality of the preceding sentence or the powers described in Section 5.1 hereof, the Board of Managers shall have full power and authority to authorize the Company:

(a) To acquire property from any Person as the Board of Managers may determine. The fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Board of Managers from dealing with that Person.

(b) To borrow money for the Company from banks, other lending institutions, one or more Managers, Members, or Affiliates of a Manager, Member or any other Person on such terms as the Managers deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Board of Managers, or to the extent permitted under the Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Board of Managers.

(c) To purchase liability and other insurance to protect the Company's property and business.

(d) To invest any Company funds (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments.

(e) Upon the affirmative majority vote of the Members, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan or to merge with or into another Entity so long as such disposition or merger is not in violation of or a cause of a default under any other agreement to which the Company may be bound.

(f) To sell or exchange any real estate owned by the Company to any Person and to receive and receipt for the selling price and to give full acquittance and discharge therefor.

(g) To grant or acquire easements or servitudes and to mortgage real estate owned by the Company under a deed of trust, mortgage, conventional mortgage or collateral mortgage or to any homestead association, bank or other entity under a vendor's lien and in accordance with the rules and regulations of the homestead association or bank or other entity.

(h) To guarantee payment of the promissory notes, mortgage notes, collateral mortgage notes, hand notes or any other obligations or debts of any Person, to any bank, savings and loan association or any other creditor or other entity whatsoever; with authority in the case of a homestead association loan to sell the property to the association and to repurchase same, and to subscribe to any mortgage installment stock as may be necessary, all in accordance with its rules and regulations; with full authority to sign and execute any act or acts before any Notary Public, said act or acts to contain such clauses, stipulations, and obligations as the Board of Managers may deem advisable, including confession of judgment, sale by executory process, waiver of appraisement, and the non-alienation clauses; with further authority to sign and execute any and all documents or deeds, notes and mortgage notes, hand notes, collateral mortgage notes, building contracts, assignments of leases and rent, and security agreements and financing statements; and acts of subordination, necessary or advisable to carry out fully the foregoing objects and purposes.

(i) To employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds.

(j) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Board of Managers may approve.

(k) To create offices and to delegate executive responsibility to them, and to appoint individuals, who need not be Managers, to serve as such officers at the pleasure of the Board of Managers.

(l) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

(m) To issue authorized but unissued Units for such consideration as the Board of Managers deems appropriate.

Unless authorized by the Board of Managers or the Articles, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable peculiarly for any purpose. No Member or Manager shall have any power or authority to bind the Company unless the Member or Manager has been authorized by the Board of Managers to act as an agent of the Company in accordance with the previous sentence.

5.6 <u>Liability for Certain Acts</u>. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from (a) intentional misconduct, (b) knowing violation of a criminal law, or (c) a transaction from which such Manager received an improper personal benefit in violation or breach of the provisions of this Agreement or the Act. The Managers shall be entitled to rely on

information, opinions, reports, or statements, including but not limited to financial statements or other financial data, prepared or presented by any Officer or by third persons employed or retained by the Company.

5.7 <u>Indemnity of the Managers, Employees, and Other Agents</u>. To the fullest extent permitted by the Act, the Company shall indemnify, hold harmless and defend the Managers and its Officers, if any, from and against all costs of defense (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement suffered by a Manager or Officer because he or she was made a party to an action because he or she is or was a Manager or an Officer of the Company or an officer, director, partner, or manager of another Person at the request of the Company, and make advances for expenses to such Managers and Officers with respect to such matters to the maximum extent permitted under applicable law.

5.8 <u>Resignation</u>. Any Manager of the Company may resign at any time by giving written notice to the registered agent of the Company. The resignation of any Manager as a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal from the Company.

5.9 <u>Officer's and Manager's Compensation</u>. Any salaries and other compensation of the Officers and Managers shall be fixed by the Board of Managers, and no Officer shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company. Managers who are employees of the Company shall not receive special or separate compensation for serving as the Board of Managers, but may receive compensation as Officers or employees.

ARTICLE 6.
MEETINGS, VOTING AND OFFICERS

6.1 <u>Meetings of Members</u>.

(a) <u>Notice of Meetings</u>. Meetings of Members may be called by (i) the Board of Managers or (ii) Members collectively holding at least 25% of the outstanding Units held by all Members. Written notice of any meeting, stating the time, place and purpose of the meeting, shall be given either by personal delivery or by mail not less than seven (7) nor more than sixty (60) days before the date of the meeting to each Member of record, except as otherwise provided herein. If mailed, such notice shall be addressed to the Member at its address as it appears in the Company's books and records. No business other than that specified in the notice shall be considered at such meeting.

(b) <u>Annual Meeting</u>. There shall be an annual meeting of Members for the selection of the Board of Managers and the transaction of other business, to be held on the Third Monday in March each year at 1:00pm unless, by resolution, the Board of Managers fixes another date or time in the months of February or March for the holding of such annual meeting. If the selection of Managers shall not be had on the day designated herein for the annual meeting or at

an adjournment thereof, the Board of Managers shall cause a meeting of the members for the selection of Managers to be held as soon thereafter as may be convenient. At such meeting, the Members may elect the Managers and transact other business with the same force and effect as at an annual meeting duly called and held. The Chair of the Board of Managers shall preside over the Annual Meeting.

(c) Quorum. The Members holding a majority of the voting rights held by all of the Members, present in person or represented by proxy, shall constitute a quorum for transaction of business at any meeting of the Members. Members holding a majority of the voting rights held by all of the Members at such meeting (whether or not a quorum is present) may adjourn such meeting from time to time. Notice of adjournment of a meeting need not be given if the time and place to which it is adjourned are fixed and announced at such meeting. At the adjourned meeting the Company may transact any business which might have been transacted at the original meeting.

(d) Actions. The affirmative vote of Members holding not less than a majority of the voting rights held by all Members present in person or by proxy at a meeting at which a quorum is present shall be necessary for the authorization or taking of any action voted upon by the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles or by this Agreement.

(e) Action by Members Without Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the actions so taken, shall be signed by the Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members were present and voting. Prompt notice of the taking of the action without a meeting by less than a unanimous consent shall be given to all Members, but the failure to provide such notice shall not affect the validity of the action.

(f) Telephonic Meetings. The Members may participate in and act at any meeting of the Members through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the Persons so participating.

(g) Proxies. Any Person who is entitled to attend or vote at a meeting or to execute consents, waivers, or releases may be represented or vote at such meeting, execute consents, waivers, and releases, and exercise any of its other rights by proxy or proxies appointed by a writing signed by such person or its duly appointed attorney-in-fact.

(h) Place of Meeting. All meetings of Members shall be held at the place stated in the notice of meeting, which may be within or without the State.

(i) Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing executed by the Member, whether before, at or after the time stated therein, shall be equivalent to the giving of such notice. The attendance of any Member at any

such meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by such Member of notice of such meeting.

6.2 Meetings of Managers.

(a) Notice of Meetings. Meetings of the Board of Managers may be called by any Manager. Written notice of any meeting, stating the time and place of the meeting, shall be given either by personal delivery or by mail not less than five (5) days nor more than thirty (30) days before the date of the meeting to each Manager. If mailed, such notice shall be sent to the Manager(s) in accordance with Section 12.1.

(b) Quarterly Meetings. The Board of Managers shall meet quarterly at a date, time, and location approved by the Board of Managers. If the Board of Managers fails to approve a date, time, or location for any quarterly meeting, the Chair shall set the date, time, or location and provide notice in accordance with subsection 6.2(a).

(c) Quorum; Proxies. A majority of the number of Managers then holding office shall constitute a quorum for transaction of business at any meeting of the Managers. Any Manager may designate another Manager as his or her proxy for the purposes of any single meeting by sending an e-mail or other written communication to the Chair.

(d) Actions. The Managers shall act by the affirmative vote of a majority of the total number of Managers (excluding vacancies); the Chair shall break any tie vote.

(e) Action by Managers Without Meeting. Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting if a consent in writing setting forth the actions so taken, shall be signed by the number of Managers that would be necessary to authorize or take such action at a meeting at which all of the Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than a unanimous consent shall be given to all Managers, but the failure to provide such notice shall not affect the validity of the action.

(f) Telephonic Meetings. The Managers may participate in and act at any meeting of the Managers, including any quarterly meeting, through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the Persons so participating.

(g) Place of Meeting. All meetings of Managers shall be held at the place stated in the notice of meeting, which may be within or without the State.

(h) Waiver of Notice. When any notice is required to be given to any Manager, a waiver thereof in writing executed by the Manager, whether before, at or after the time stated therein, shall be equivalent to the giving of such notice. The attendance of any Manager at any such meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by such Manager of notice of such meeting.

6.3 Record Date and Adjournments

(a) Record Date. For all lawful purposes, including without limitation the determination of the Members who are entitled to receive notice of or to vote at any meeting of Members or to receive payment of any distribution, the Managers may fix a record date which shall not be a date earlier than the date on which the record date is fixed and shall not be more than sixty (60) days preceding the date of the meeting of Members or the date fixed for the payment of the distribution, as the case may be.

(b) Adjournments. When a determination of Members entitled to vote at any meeting of Members has been made as provided in Section 6.3(a), such determination shall apply to any adjournment hereof.

6.4 Officers.

(a) Election. The Board of Managers shall elect a president, a secretary, and a vice chair, and may elect one or more vice presidents, a treasurer, and such other officers and assistant officers. Any two or more of such offices may be held by the same person. Election of an officer shall not of itself create contract rights. Other than the President and the Vice Chair, the officers need not be Managers.

(b) Term. The officers of the Company shall hold office until their successors are elected and qualified, or for such shorter period as the Board of Managers may provide, but any officer may be removed at any time, with or without cause, by the Board of Managers without prejudice to the contract rights, if any, of the officer so removed. The Board of Managers may fill any vacancy in any office at any time.

(c) President. The president shall be the chief executive officer of the Company and shall exercise supervision over the business of the Company. The President shall have plenary authority to conduct the business of the Company in all regards and shall have authority to exercise all powers invested in the Board of Managers by the Company's Operating Agreement and the Company's Articles of Incorporation, including but not limited to the powers specifically delineated and reserved to the Board of Managers in Section 5.5 of this Operating Agreement, provided however that the Board of Managers must approve any contracts or transactions between the Company and the President or any Person who would constitute a Related Party to the President under applicable accounting standards. The President shall serve as Chair of the Board of Managers and preside over all meetings of the Board of Managers and all meetings of the Members.

(d) Vice Chair. The vice chair shall preside over meetings of the Board of Managers and otherwise fulfill the duties of the Chair in the absence of the President, but shall not have any other powers, duties, or obligations of the president.

(e) Vice President. The vice president or vice presidents shall perform such duties as may from time to time be assigned to it or them by the Board of Managers or the president.

At the request of the president or in case of its absence or disability, the vice president, or, if more than one, one of the vice presidents in the order of their seniority, shall perform all the duties of the president and when so acting shall have all of the authority of the president.

(f) Secretary. The secretary shall attend all meetings of the Members and shall keep or cause to be kept a true and complete record of the proceedings of those meetings and shall perform whatever additional duties the Board of Managers or the president may from time to time prescribe.

(g) Treasurer. The treasurer shall have custody of all funds and securities of the Company. The treasurer shall keep full and accurate accounts of receipts and disbursements and shall deposit all Company monies and other valuable effects in the name and to the credit of the Company in a depository or depositories designated by the Board of Managers. The treasurer shall disburse the funds of the Company and shall render to the Board of Managers, whenever they may require it, an account of its transactions as treasurer and of the financial condition of the Company.

(h) Assistant Officers. Assistant and subordinate officers shall perform such duties as the Board of Managers or the president may prescribe.

(i) Absence of Officers. In the absence of any officer of the Company or for any other reason the Board of Managers may deem sufficient, the Board of Managers may delegate any or all of the powers or duties of such officer to any other officer or to any Manager.

(j) Direction and Control. All of the officers of the Company shall at all times be and remain subject to the direction and control of the Board of Managers.

ARTICLE 7.
[reserved]

ARTICLE 8.
TRANSFERS OF UNITS

8.1 Restriction on Transfer of Units. Each Member agrees that he will not sell, pledge, encumber, donate *inter vivos*, or otherwise transfer or dispose of, and will not permit to be sold, encumbered, attached, seized or otherwise disposed of or transferred in any manner, either voluntarily, involuntarily or by operation of law (collectively referred to as "Transfer"), all or any portion of the Units owned by him except in accordance with and subject to the terms of this Agreement.

The text restricting transference of units and inheritance of units in sections 8.4 "Death of a Member", 8.5 "Divorce", and 8.6 "Death of a Member's Spouse" shall not apply to Class CF units. Transfer procedures for these units shall be controlled by Section 227.501 of Regulation

Crowdfunding. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of any Class CF Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

Class CF Units shall follow regulation Crowdfunding rules in all applicable circumstances and in all cases the interests of Class CF Unit holders will be represented by the Lead Investor designee per the company's approved Crowdfunding portal.

8.2 Right of First Refusal: Class A Units. Except as otherwise specifically set forth herein, in the event any Class A Member desires to Transfer any Class A Units for value, such Member shall first offer to sell such Class A Units to the other Members holding Class A Units, then to the Company, and finally to the other Members holding Class B Units, all in accordance with the following provisions.

(a) Offer to Other Members Holding Class A Units. Any Class A Member desiring to Transfer any Class A Units for value shall first provide the other Class A Members written notice of the offer to purchase Class A Units of the Transferring Member, which notice shall state the nature and precise terms of the proposed Transfer, including the name and address of the proposed transferee and the per-Unit consideration for the proposed Transfer. Within thirty (30) days following receipt of said written notice, each Class A Member shall have the option to purchase a proportion of the Class A Units offered for sale that is equal to or less than the proportion of the total outstanding Class A Units (excluding the Class A Units held by the Transferring Member and other Class A Members that do no exercise this option to purchase the Class A Units offered for sale) held by the purchasing member, which option shall be exercisable by written notice to the Transferring Member, and which purchase shall be for the same per-Unit price and on the same terms which the Transferring Member has been offered by the third party.

(b) Offer to the Company. If the Class A Members, collectively, do not elect to purchase all of the offered Units, then the Transferring Member shall provide the Company written notice of the offer to purchase the remaining offered Units, which notice shall state the nature and precise terms of the proposed Transfer, including the name and address of the proposed transferee and the per-Unit consideration for the proposed Transfer, and the option(s) exercised by Class A Members under Section 8.2(a). Within fifteen (15) days following receipt of said written notice, the Company shall have the option to purchase any amount of the remaining Class A Units offered for sale, which option shall be exercisable by written notice to the Transferring Member, and which purchase shall be for the same per-Unit price and on the same terms which the Transferring Member has been offered by the third party.

(c) Offer to Members Holding Class B Units. If the Company does not elect to purchase all of the remaining offered Units, then the Transferring Member shall provide the Class B Members written notice of the offer to purchase the remaining offered Units, which notice shall state the nature and precise terms of the proposed Transfer, including the name and address of the proposed transferee and the per-Unit consideration for the proposed Transfer, and the option(s) exercised by Class A Members under Section 8.2(a) and the Company under Section 8.2(b). Within fifteen (15) days following receipt of said written notice, each Class B Member shall have

the option to purchase a proportion of the remaining Class A Units offered for sale that is equal to or less than the proportion of the total outstanding Class B Units (excluding the Class B Units held by the Transferring Member and other Class B Members that do no exercise this option to purchase the Class A Units offered for sale) held by the purchasing Member, which option shall be exercisable by written notice to the Transferring Member, and which purchase shall be for the same price per Unit and on the same terms which the Transferring Member has been offered by the third party.

(d) Sale to Third Party. If all of the offered Units are not purchased by the other Members and/or the Company under Sections 8.2(a), 8.2(b), and/or 8.2(c), the Transferring Member is not obligated to sell to any Member or the Company, and they shall have no right to purchase, but the Transferring Member may Transfer all of the offered Units within a period of ninety (90) days after expiration of the option of the Class B Members, but only to the party named, and in accordance with the terms of the offer communicated to the Company and the other Members as set forth above. After the expiration of such ninety (90) day period, the restrictions contained in this Section 8.2 shall again apply. Without limiting the foregoing, this Section 8.2 shall be binding upon and applicable to a creditor of a Member which seizes the Units and seeks to sell the Units at public or private sale; and in the event such Units are nevertheless retained or sold by a seizing creditor, the other Class A Members, the Company, and the Class B Members (in that order of preference) shall have the continuing right and option to purchase such Units for the same price or consideration paid or given by the creditor or purchaser, as applicable.

8.3 Right of First Refusal: Class B Units. Except as otherwise specifically set forth herein, in the event any Class B Member desires to Transfer any Class B Units for value, such Member shall first offer to sell such Class B Units to the Members holding Class A Units, then to other Members holding Class B Units, and finally to the Company, all in accordance with the following provisions.

(a) Offer to Members Holding Class A Units. Any Class B Member desiring to transfer any Class B Units for value shall first provide the Class A Members written notice of the offer to purchase Class B Units of the Transferring Member, which notice shall state the nature and precise terms of the proposed Transfer, including the name and address of the proposed transferee and the per-Unit consideration for the proposed Transfer. Within thirty (30) days following receipt of said written notice, each Class A Member shall have the option to purchase a proportion of the Class B Units offered for sale that is equal to or less than the proportion of the total outstanding Class A Units (excluding the Class A Units held by the Transferring Member, if any, and other Class A Members that do no exercise their option to purchase the Class B Units offered for sale) held by the purchasing Member, which option shall be exercisable by written notice to the Transferring Member, and which purchase shall be for the same per-Unit price and on the same terms which the Transferring Member has been offered by the third party.

(b) Offer to Other Members Holding Class B Units. If the Class A Members, collectively, do not elect to purchase all of the offered Units, then the Transferring Member shall provide the other Class B Members written notice of the offer to purchase the remaining offered Units, which notice shall state the nature and precise terms of the proposed Transfer, including the name and address of the proposed transferee and the per-Unit consideration for the proposed

Transfer, and the option(s) exercised by Class A Members under Section 8.3(a). Within fifteen (15) days following receipt of said written notice, each Class B Member shall have the option to purchase a proportion of the remaining Class B Units offered for sale that is equal to or less than the proportion of the total outstanding Class B Units (excluding the Class B Units held by the Transferring Member and other Class B Members that do not exercise this option to purchase the Class B Units offered for sale) held by the purchasing Member, which option shall be exercisable by written notice to the Transferring Member, and which purchase shall be for the same per-Unit price and on the same terms which the Transferring Member has been offered by the third party.

(c) Offer to the Company. If the other Class B Members do not elect to purchase all of the remaining offered Units, then the Transferring Member shall provide the Company written notice of the offer to purchase the remaining Units, which notice shall state the nature and precise terms of the proposed Transfer, including the name and address of the proposed transferee and the per-Unit consideration for the proposed Transfer, and the option(s) exercised by Class A Members under Section 8.3(a) and Class B Members under Section 8.3(b). Within fifteen (15) days following receipt of said written notice, the Company shall have the option to purchase any amount of the remaining Class B Units offered for sale, which option shall be exercisable by written notice to the Transferring Member, and which purchase shall be for the same per-Unit price and on the same terms which the Transferring Member has been offered by the third party.

(d) Sale to Third Party. If all of the offered Units are not purchased by the other Members and/or the Company under Sections 8.3(a), 8.3(b), and/or 8.3(c), the Transferring Member is not obligated to sell to any Member or the Company, and they shall have no right to purchase, but the Transferring Member may Transfer all of the offered Units within a period of ninety (90) days after expiration of the option of the Company, but only to the party named, and in accordance with the terms of the offer communicated to the Company and the other Members as set forth above. After the expiration of such ninety (90) day period, the restrictions contained in this Section 8.3 shall again apply. Without limiting the foregoing, this Section 8.3 shall be binding upon and applicable to a creditor of a Member which seizes the Units and seeks to sell the Units at public or private sale; and in the event such Units are nevertheless retained or sold by a seizing creditor, the Class A Members, the other Class B Members, and the Company (in that order of preference) shall have the continuing right and option to purchase such Units for the same price or consideration paid or given by the creditor or purchaser, as applicable.

8.4 Death of Member. Subject to compliance with the provisions of Section 8.13, upon the death of a Member, if the decedent's estate, heir, or legatee wishes to retain the decedent's Class A Units, if any, then the decedent's Class A Units shall immediately be converted to Class B Units. These Class B Units are fully transferable to his estate, heirs, or legatees, and subject to compliance with Section 8.13 by such estate, heirs, or legatees, each such estate, heir, or legatee shall be entitled to all rights and privileges associated with such Class B Units, including without limitation the right to vote and to receive distributions/dividends. Until such time that his estate, heirs or legatees have fully complied with Section 8.13, his estate or each such heir or legatee (as applicable) shall have no management or voting rights or privileges.

If the decedent's estate, heir, or legatee do not wish to retain the decedent's Class A Units, if any, The Units retain their Class A status and options to purchase his Class A Units are as follows:

(a) Each surviving Class A Member shall have the option, exercisable by written notice to the Company and the other Members for a period of thirty (30) days after the decedent's death, to purchase a proportion of the decedent's Class A Units equal to or less than the proportion of the total outstanding Class A Units (excluding the Class A Units held by the decedent and other Class A Members that do no exercise this option to purchase the decedent's Class A Units) held by the purchasing Member;

(b) If the Class A Members, collectively, do not elect to purchase all of the decedent's Class A Units, then the Company shall have the option, exercisable by written notice to the Company and to the other Members for a period of fifteen (15) days after the expiration of the option in Section 8.4(a) above, to purchase all or any portion of the decedent's remaining Class A Units;

(c) If the Company does not elect to purchase all of the decedent's remaining Class A Units, then each Class B Member shall have the option, exercisable by written notice to the Company and the other Members for a period of fifteen (15) days after the expiration of the option in Section 8.4(b) above, to purchase a proportion of the decedent's Class A Units equal to or less than the proportion of the total outstanding Class B Units (excluding the Class B Units held by the decedent, if any, and other Members that do no exercise this option to purchase the decedent's Class A Units) that are held by the purchasing Member.

The purchase price for the options in this Section 8.4 shall be $4.00 for each of the decedent's Class A Units.

If the decedent's estate, heir, or legatee do not wish to retain the decedent's Class B Units, if any, the Units may be transferred under the same provisions outlined in Section 8.3 (above).

8.5 Divorce. To the extent that a Member's spouse has a beneficial ownership interest in his Units under applicable law (*e.g.*, as part of a community property regime), in the event of the divorce or legal separation of property between such Member and his spouse whereby such Member does not acquire all of his spouse's interest in such Units, then any interest in the Member's Units which his spouse may own shall be subject to options to purchase as follows.

(a) Class A Units.

(i) Option of Divorced Member. The divorced Member shall have the option to purchase the interest of his spouse in Class A Units by giving written notice thereof to the spouse, the Company, and the other Members within ninety (90) days after the date of divorce or legal separation of property.

(ii) Option of Other Class A Members. If the divorced Member does not elect to purchase all of the interest of his spouse in Class A Units, then each of the other Class A Members shall have the option to purchase a proportion of the remaining interest of the divorced Member's spouse in Class A Units that is equal to or less than the proportion of the total outstanding Class A Units (excluding the Class A Units held by the divorced Member and other Class A Members that do not exercise this option to purchase the remaining interest of the Member's spouse in Class A Units) held by the purchasing Member, which option shall be exercised by giving written notice to the spouse, the Company, and the other Members within fifteen (15) days after the later of (a) the date the other Class A Members receive written notice of the exercise of the option in favor of the divorced Member, and (b) the expiration of the option in favor of the Member.

(iii) Option of the Company. If the other Class A Members do not elect to purchase all of the spouse's remaining interest in Class A Units, then the Company shall have the option to purchase the remaining interest of the divorced Member's spouse in Class A Units, which option shall be exercised by giving written notice to the spouse, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Company receives written notice of the exercise of the option in favor of the other Class A Members, and (b) the expiration of the option in favor of the other Class A Members.

(iv) Option of Class B Members. If the Company does not elect to purchase all of the spouse's remaining interest in Class A Units, then each Class B Member shall have the option to purchase a proportion of the remaining interest of the divorced Member's spouse in Class A Units that is equal to or less than the proportion of the total outstanding Class B Units (excluding the Class B Units held by the divorced Member, if any, and other Class B Members that do not exercise this option to purchase the remaining interest of the Member's spouse in Class A Units) held by the purchasing Member, which option shall be exercised by giving written notice to the spouse, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Class B Members receive written notice of the exercise of the option in favor of the Company, and (b) the expiration of the option in favor of the Company.

(v) Ownership Retained by Member's Spouse. Only if all of the spouse's interest in Class A Units are not purchased by the Members and/or the Company under Sections 8.5(a)(i), 8.5(a)(ii), 8.5(a)(iii) and/or 8.5(a)(iv) may the spouse's remaining interest in Class A Units be transferred to her in her name, subject to her compliance with the requirements of Section 8.13.

(b) Class B Units.

(i) Option of Divorced Member. The divorced Member shall have the option to purchase the interest of his spouse in Class B Units by giving written notice thereof to the spouse, the Company, and the other Members within ninety (90) days after the date of divorce or legal separation of property.

(ii) Option of Class A Members. If the divorced Member does not elect to purchase all of the interest of his spouse in Class A Units, then each Class A Member shall have

the option to purchase a proportion of the remaining interest of the divorced Member's spouse in Class B Units that is equal to or less than the proportion of the total outstanding Class A Units (excluding the Class A Units held by the divorced Member, if any, and other Class A Members that do not exercise this option to purchase the remaining interest of the Member's spouse in Class B Units) held by the purchasing Member, which option shall be exercised by giving written notice to the spouse, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Class A Members receive written notice of the exercise in favor of the divorced Member, and (b) the expiration of the option in favor of the divorced Member.

(iii) Option of Other Class B Members. If the Class A Members do not elect to purchase all of the spouse's remaining interest in Class B Units, then each of the other Class B Members shall have the option to purchase a proportion of the remaining interest of the divorced Member's spouse in Class B Units that is equal to or less than the proportion of the total outstanding Class B Units (excluding the Class B Units held by the divorced Member and other Class B Members that do not exercise this option to purchase the interest of the Member's spouse in Class B Units) held by the purchasing Member, which option shall be exercised by giving written notice to the spouse, the Company, and the other Members within fifteen (15) days after the later of (a) the date the other Class B Members receive written notice of the exercise of the option in favor of the Class A Members, and (b) the expiration of the option in favor of the Class A Members.

(iv) Option of the Company. If the other Class B Members do not elect to purchase all of the spouse's remaining interest in Class B Units, then the Company shall have the option to purchase the remaining interest of the divorced Member's spouse in Class B Units, which option shall be exercised by giving written notice to the spouse, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Company receives written notice of the exercise of the option in favor of the other Class B Members, and (b) the expiration of the option in favor of the other Class B Members.

(v) Ownership Retained by Member's Spouse. Only if all of the spouse's interest in Class B Units are not purchased by the Members and/or the Company under Sections 8.5(b)(i), 8.5(b)(ii), 8.5(b)(iii), and/or 8.5(b)(iv) may the spouse's remaining interest in Class B Units be transferred to her in her name, subject to her compliance with the requirements of Section 8.13.

8.6 Death of a Member's Spouse. To the extent that a Member's spouse has a beneficial ownership interest in his Units under applicable law (*e.g.*, as part of a community property regime), in the event of the death of the spouse of such Member prior to the death of such Member, following which the Member neither inherits all of his spouse's interest in such Units nor becomes the sole usufructuary or trustee over such Units or otherwise fails to possess sole voting power over all such Units, then any interest in the Member's Units which his spouse or her estate may own shall be subject to options to purchase as follows.

(a) Class A Units.

(i) Option of Member. The Member whose spouse has died shall have the option to purchase the interest of his decedent spouse in Class A Units by giving written notice thereof to the representative of the decedent spouse's estate, the Company, and the other Members within ninety (90) days after the date of death.

(ii) Option of Other Class A Members. If the Member whose spouse has died does not elect to purchase all of the interest of his spouse in Class A Units, then each of the other Class A Members shall have the option to purchase a proportion of the remaining interest of the Member's decedent spouse in Class A Units that is equal to or less than the proportion of the total outstanding Class A Units (excluding the Class A Units held by the Member whose spouse has died and other Class A Members that do not exercise this option to purchase the interest of the Member's spouse in Class A Units) held by the purchasing Member, which option shall be exercised by giving written notice to the representative of the decedent spouse's estate, the Company, and the other Members within fifteen (15) days after the later of (a) the date the other Class A Members receive written notice of the exercise of the option in favor of the Member whose spouse has died, and (b) the expiration of the option in favor of the Member whose spouse has died.

(iii) Option of the Company. If the other Class A Members do not elect to purchase all of the decedent spouse's remaining interest in Class A Units, then the Company shall have the option to purchase the remaining interest of the Member's decedent spouse in Class A Units, which option shall be exercised by giving written notice to the representative of the decedent spouse's estate, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Company receives written notice of the exercise of the option in favor of the other Class A Members, and (b) the expiration of the option in favor of the other Class A Members.

(iv) Option of Class B Members. If the Company does not elect to purchase all of the decedent spouse's remaining interest in Class A Units, then each Class B Member shall have the option to purchase a proportion of the remaining interest of the Member's decedent spouse in Class A Units that is equal to or less than the proportion of the total outstanding Class B Units (excluding the Class B Units held by the Member whose spouse has died, if any, and other Class B Members that do not exercise this option to purchase the remaining interest of the Member's spouse in Class A Units) held by the purchasing Member, which option shall be exercised by giving written notice to the representative of the decedent spouse's estate, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Class B Members receive written notice of the exercise of the option in favor of the Company, and (b) the expiration of the option in favor of the Company.

(v) Ownership Retained by Estate, Heirs, or Legatees. Only if all of the decedent spouse's interest in Class A Units are not purchased by the Members and/or the Company under Sections 8.6(a)(i), 8.6(a)(ii), 8.6(a)(iii), and/or 8.6(a)(iv) may the decedent spouse's remaining interest in Class A Units be transferred to her estate, heirs or legatees (as applicable), subject to compliance with the requirements of Section 8.13

(b) Class B Units.

(i) Option of Member. The Member whose spouse has died shall have the option to purchase the interest of his spouse in Class B Units by giving written notice thereof within ninety (90) days after the date of death.

(ii) Option of Class A Members. If the Member whose spouse has died does not elect to purchase all of the interest of his decedent spouse in Class B Units, then each Class A Member shall have the option to purchase a proportion of the remaining interest of the Member's decedent spouse in Class B Units that is equal to or less than the proportion of the total outstanding Class A Units (excluding the Class A Units held by the Member whose spouse has died, if any, and other Class A Members that do not exercise this option to purchase the remaining interest of the Member's spouse in Class B Units) held by the purchasing Member, which option shall be exercised by giving written notice to the representative of the decedent spouse's estate, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Class A Members receive written notice of the exercise of the option in favor of the Member whose spouse has died, and (b) the expiration of the option in favor of the Member.

(iii) Option of Other Class B Members. If the Class A Members do not elect to purchase all of the decedent spouse's remaining interest in Class B Units, then each of the other Class B Members shall have the option to purchase a proportion of the remaining interest of the Member's decedent spouse in Class B Units that is equal to or less than the proportion of the total outstanding Class B Units (excluding the Class B Units held by the Member whose spouse has died and other Class B Members that do not exercise this option to purchase the interest of the Member's spouse in Class B Units) held by the purchasing Member, which option shall be exercised by giving written notice to the representative of the decedent spouse's estate, the Company, and the other Members within fifteen (15) days after the later of (a) the date the other Class B Members receive written notice of the exercise of the option in favor of the Class A Members, and (b) the expiration of the option in favor of the Class A Members.

(iv) Option of the Company. If the other Class B Members do not elect to purchase all of the decedent spouse's remaining interest in Class B Units, then the Company shall have the option to purchase the remaining interest of the Member's decedent spouse in Class B Units, which option shall be exercised by giving written notice to the representative of the decedent spouse's estate, the Company, and the other Members within fifteen (15) days after the later of (a) the date the Company receives written notice of the exercise of the option in favor of the other Class B Members, and (b) the expiration of the option in favor of the other Class B Members.

(v) Ownership Retained by Estate, Heirs, or Legatees. Only if all of the decedent spouse's interest in Class B Units are not purchased by the Members and/or the Company under Section 8.6(b)(i), 8.6(b)(ii), 8.6(b)(iii), and/or 8.6(b)(iv) may the decedent spouse's remaining interest in Class B Units be transferred to her estate, heirs or legatees (as applicable), subject to compliance with the requirements of Section 8.13.

8.7 Non-Individual Based Entities. The text restricting transference of units and inheritance of units in sections 8.4 "Death of a Member", 8.5 "Divorce", and 8.6 "Death of a Member's Spouse" shall not apply to units held by non-individual based entities. Examples would include, but not be restricted to S-Corps, Single-Member LLC's, Multi-Member LLC's, or

any other recognized legal entity that is allowed to own units in an LLC. Notwithstanding anything in this Agreement to the contrary, Section 8.7 shall not be amended or removed from the Agreement without the prior written consent of Charles M. Davis (representative of Liquid Ventures MX, LLC) or, in case of his death or incapacitation, a majority vote of members holding Class A and Class B Units.

8.8 Purchase Price. Except as otherwise set forth herein, the purchase price for Units to be purchased pursuant to Sections 8.4, 8.5, and 8.6 shall be based upon the Book Value per Unit.

8.9 Closing. Unless otherwise agreed by the parties, the closing of any sale and purchase pursuant to this Agreement shall take place at the offices of the purchaser's attorney. At the closing, the purchasing party shall deliver the purchase price (and promissory note, if applicable) and the selling party shall deliver certificates representing the subject Units duly endorsed or accompanied by an executed unit power. The closing shall take place within sixty (60) days after the date the obligation to purchase and sell and the price have been established. If the sale will effect a disposition of all of the seller's Units, then before the Closing, the Company and the non-selling Members (the "Other Members") shall use their commercially reasonable efforts to cause any lenders or other third parties which are the beneficiaries of personal guaranties from the selling or deceased Member granted for the benefit of the Company, to fully release such Member (and his estate, heirs and legatees) from any continuing liability or obligation thereunder; and if despite such efforts such lenders and other third parties refuse in good faith to release such Member (and his estate, heirs and legatees), the Company and the Other Members shall as part of the purchase of the selling or deceased Member's Units agree to fully indemnify the selling or deceased Member (and his estate, heirs and legatees) from and against any and all liabilities arising or accruing in respect of indebtedness or credit incurred from and after the Closing.

8.10 Failure to Deliver Units to the Company. If a Member (or his heirs, legatees or personal representative) becomes obligated to sell any Units to the Company or to the Other Members under this Agreement (the "Obligated Member") and fails to deliver certificates representing such Units in accordance with the terms of this Agreement, the Company or such Other Members may, in addition to all other remedies it or they may have, tender to the Obligated Member, at the address set forth in the Unit transfer records of the Company, the purchase price for such Units as is herein specified, and (i) in the case of Units to be sold to the Company pursuant to this Agreement, cancel such Units on its books and records whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate, (ii) in the case of Units to be sold to an Other Member under this Agreement, issue certificates representing such Units to the Other Member and register the Other Member in the Company's Unit Register as the record owner of the Units whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate.

8.11 Terms of Payment of Purchase Price. In the event of a purchase and sale pursuant to Section 8.4, 8.5, or 8.6, the purchaser shall have the option to pay the purchase price either (a) in cash at the closing, or (b) in cash at the closing in the amount of 20% of the purchase price with the balance payable in four (4) equal consecutive annual installments of principal and interest with the first installment due one year after the closing and interest accruing at the "Prime Rate" as

published in the Wall Street Journal, adjusted annually on January 1st of each year, the repayment of which shall be evidenced by a promissory note and secured by pledge of the Units.

8.12 Donations. Subject to the terms of Section 8.13 below and the other provisions of this Agreement, a Member may Transfer Units by donation inter vivos to his spouse or one or more of his lineal descendants, or a trust for the benefit of one or more of his lineal descendants, provided that such donation is approved in advance by unanimous vote of the Board of Managers. Any purported donation of Units not in accordance with this paragraph shall be null and void and without effect.

8.13 Conditions to Transfers. The Company will not, nor be compelled to, recognize any Transfer made other than in accordance with the terms of this Agreement, nor will it issue any certificate representing the Units to any person who has received such Units in a Transfer made other than in accordance with the terms of this Agreement. Anything contained herein to the contrary notwithstanding, no Transfer of Units shall be effective unless and to the extent such Transfer complies with the terms and conditions contained in this Agreement; and then only to the extent the proposed transferee(s) delivers to the Company (i) a written undertaking to be bound by the terms and conditions of this Agreement in a form acceptable to the Company, duly executed by the proposed transferee and his or her spouse, (ii) for so long as the Company's status as an S corporation continues, a written consent to the treatment of the Company as an S corporation, (iii) if the transferee is a Qualified Subchapter S Trust, satisfactory proof that a QSST election has been properly made and filed with the Internal Revenue Service, (iv) if the Transfer is for value, a favorable opinion of counsel acceptable to the Company or submission to the Company of such other evidence as may be satisfactory to counsel for the Company or both to the effect that Transfer will not violate the Securities Laws, and (v) in the case of the transferee(s) being the estate, heir(s), or legatee(s) of a Member or a Member's spouse, such documentary evidence as is reasonably required by the Company to confirm that the proposed transferee(s) have the legal right to assume ownership of some or all of the deceased Member's Units. Without limitation of the foregoing, the Company will not, nor be compelled to, recognize any Transfer, or issue any certificate representing any Units to any Person the Transfer to whom or to which in the opinion of the Company's counsel could disqualify the Company as an S corporation. Notwithstanding anything to the contrary or any contrary authorization to Transfer Units to a Person other than a Member (except for transfers to estates, heirs, and legatees in their capacity as such), consent of a majority of the Board of Managers is necessary to admit a new Member; however, consent of the other Members is not necessary to admit a new member.

8.14 Entire Community Interest in Units. Whenever this Agreement refers to Units which the deceased Member owned at his death, if such Units constitute community property forming part of the community of acquets and gains existing at the time of his death, such reference shall refer to and mean the total community interest therein, being the entire number of Units owned by the community of acquets and gains existing between the deceased Member and his spouse at the time of his death. In the event of a Transfer other than by reason of death, if such Units constitute community property, wherever this Agreement refers to Units of which the Member is owner, such reference shall refer to and mean the total community interest therein, being the entire number of Units owned by the community of acquets and gains then existing between the Member and his spouse.

8.15 Security Interest. Except as contemplated in Section 8.10, the granting of a security interest in or against any or all of any Member's Units is strictly prohibited and no such security interest shall be recognized by the Company.

8.16 Unit and Asset Sales, Purchases, Transfers, and Mergers. The Company shall not allocate units or authorize new units; not dispose, convey, lease or sell any assets; nor merge with, merge into or consolidate with any other entity without the affirmative vote of Charles M. Davis (representative of Liquid Ventures MX, LLC) or, in case of his death or incapacitation, a majority vote of members holding Class A and Class B Units.

ARTICLE 9.
ADDITIONAL PROVISIONS CONCERNING MEMBERS

9.1 No Employment Rights. Neither the relationship among the Members or between the Members and the Company nor anything contained in this Agreement shall be construed to create any right of a Member to be employed by the Company or any of its Affiliates. Any right of a Member to be employed by the Company other than as an employee terminable at will and any agreement relating to the terms and conditions of employment or the termination of employment shall be invalid and unenforceable unless they are set forth in a duly authorized written agreement signed by the Company. Each Member hereby expressly waives any implied rights to be employed by the Company except to the extent set forth in such a written agreement.

9.2 No Withdrawal, Redemption or Repurchase Rights. No Member shall have the right to withdraw or resign from the Company and the Company shall have no obligation to purchase Units, except as otherwise expressly set forth in a duly authorized written agreement signed by the Company. No redemption or repurchase of any Units of a Member by the Company shall imply, or be construed to create, a right by any other Member to require the Company to redeem or repurchase any or all of such Member's Units.

ARTICLE 10.
REPORTS AND TAX MATTERS

10.1 Books, Records and Tax Returns.

(a) The Company shall maintain at its principal office each of the following: (i) a current list of the full names, in alphabetical order, and last known business or residence addressees of the Members; (ii) a copy of the Articles, all amendments to the Articles and executed copies of any powers of attorney pursuant to which the Articles or amendments thereto have been executed; (iii) a copy of this Agreement and any amendments hereto and executed copies of any written powers of attorney pursuant to which this Agreement and any amendments hereto have been executed; (iv) copies of all federal, state and local income tax returns and reports of the Company for its three most recent fiscal years; and (v) copies of any financial statements of the Company for the three most recent fiscal years. The Company shall keep adequate records and books of

account reflecting all financing transactions of the Company and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made; the Company's books and records may be kept under such permissible method of accounting as the Board of Managers may determine.

(b) The Board of Managers shall cause the Company to prepare and timely file income tax returns with the appropriate authorities. Within 60 days after the close of each fiscal year of the Company, the Board of Managers shall send to each person who was a Member at any time during such fiscal year such information as will be sufficient to prepare documents which may be required to be filed by such Members under applicable federal, state and local income tax laws.

10.2 Record of Unit Ownership. The Board of Managers shall maintain a register of ownership of all of the outstanding Units containing the name and address of each Member, and the number of Units held by each (the "Unit Register"). The Unit Register shall be conclusive evidence of the ownership of the Units and status as a Member absent manifest error.

10.3 Inspection of Books and Records. Upon at least 5 days' written notice, any Member, except a business competitor, who is and has been the holder of record of at least 5% of all outstanding Units for at least six months shall have the right to examine, in person or by agent, at any reasonable time, for any proper or reasonable purpose, any and all of the records and accounts of the Company and to make copies (at the inspecting Member's expense) therefrom.

ARTICLE 11.
DISSOLUTION AND TERMINATION

11.1 Dissolution of the Company. The Company shall be dissolved upon the earlier occurrence of any of the following events:

(a) the written agreement of Members holding a majority of the voting rights held by all the Members; or

(b) the unanimous written consent of the Board of Managers; or

(c) the sale of all or substantially all of the Property or other conversion of all or substantially all of the property to cash; or

(d) the entry of a decree of judicial dissolution in accordance with the Act.

11.2 Liquidation and Winding Up.

(a) Upon dissolution of the Company, the Board of Managers, shall appoint a Person to be the liquidator of the company (the "Liquidator"). The Liquidator shall, with reasonable speed, wind up the affairs of the Company and liquidate the Property. The liquidation of the Company shall take place out of court and without application therefor being made to the Louisiana Secretary of State, and the provisions of La. R.S. 12:1336 shall not be invoked. The Liquidator shall have

discretion to determine (limited only by applicable law) the time, manner and terms of any sale of Property having due regard to the activity and condition of the relevant market and general financial and economic conditions and shall be authorized to continue the business of the Company in order to maximize its value as a going concern for eventual sale.

(b) Upon completion of the winding up of the affairs and business of the Company, the assets of the Company shall be distributed by the Liquidator in the following manner and order of priority:

(i) First, such assets shall be applied to the payment of debts and liabilities of the Company (including any loans from a Manager or Member to the Company) and the payment of expenses of the winding up of the affairs and business of the Company.

(ii) Second, such assets shall be applied to the setting up of any reserves (to be held by the Liquidator) which the Liquidator may deem necessary or appropriate for any contingent or unforeseen liabilities or obligations of the Company; and

(iii) Finally, the remainder, if any, of such assets shall be distributed to the Members pro-rata in accordance with the number of Units held by each.

(c) If any Member shall be indebted to the Company, then until payment of such indebtedness by such Member, the Liquidator shall retain such Member's distributive share of Property and apply the same to the payment of such indebtedness.

(d) The Liquidator shall comply with all requirements of the Act and other applicable law pertaining to the dissolution, winding up and liquidation of a limited liability company.

ARTICLE 12
MISCELLANEOUS PROVISIONS

12.1 **Notices**. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given and received on date of delivery if delivered personally or by facsimile, or on the second day after deposit in the United States mail if mailed by prepaid first-class registered or certified mail, addressed to such Member or Manager at such Member's or Manager's most recent address as reflected in the records of the Company.

12.2 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana.

12.3 **Successors and Assigns**. This Agreement and all the terms and provisions hereof shall be binding upon and shall inure to the benefit of the Members and their respective heirs, executors, administrators, successors and permitted assigns. Any person acquiring or claiming an interest in the Company, in any manner whatsoever, shall be subject to and bound by all the terms, conditions and obligations of this Agreement to which its predecessor in interest was subject or

bound, without regards to whether such person has executed this Agreement or a counterpart hereof or any other document contemplated hereby. No person shall have any rights or obligations relating to the Company greater than those set forth in this Agreement, and no person shall acquire an interest in the Company or become a Member except as permitted by the terms of this Agreement.

12.4 **<u>Counterparts</u>**. This Agreement may be executed in any number of identical counterparts, each of which, for all purposes, shall be deemed an original, and all of which constitute, collectively, one and the same Agreement. In addition, this Agreement may contain more than one counterpart signature page and may be executed by the affixing of the signature of each of the Members to one of such counterpart signature pages, and all such counterpart signature pages shall be read as one and shall have the same force and effect as though all the signers had signed the same signature page.

12.5 **<u>Additional Assurances</u>**. Upon the request of the Company, each Member agrees to perform all further acts and execute, acknowledge and deliver any documents which the Company deems reasonably necessary to effectuate the provisions of this Agreement.

12.6 **<u>Entire Agreement; Amendment of Agreement</u>**. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes any and all prior negotiations, understandings and agreements in regard hereto; without limitation of the foregoing, this Agreement supersedes in its entirety the By-Laws of the Company dated effective as of the 4th day of August, 2004. This Agreement may be amended only by a writing signed by those Members holding a majority of the voting rights held by all Members.

12.7 **<u>Partition</u>**. Each of the parties hereto irrevocably waives during the term of the Company any right that such party may have to maintain any action for partition with respect to the Property.

12.8 **<u>No Waiver</u>**. Failure or delay of any party in exercising any right or remedy under this Agreement, or any other agreement between the parties, or otherwise, will not operate as a waiver thereof. The express waiver by any party of a breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach by such party. No waiver will be effective unless and until it is in written form and signed by the waiving party.

12.9 **<u>Gender and Numbering</u>**. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

12.10 **<u>Headings</u>**. The captions in this Agreement are inserted for convenience of reference only and shall not affect the construction of this Agreement. References in this Agreement to any Article, Section, Paragraph, Subparagraph or Schedule are to the same contained in this Agreement.

12.11 Validity and Severability. The invalidity, illegality or unenforceability of any provision of this Agreement or the application thereof to any person or circumstance, to any extent, for any reason, shall not affect the validity, legality, or enforceability of the remainder of such provision, or any other provision hereof or the application of any provision to any other person or circumstance, and such provision under this Agreement shall be reformed to the extent necessary to effectuate the foregoing, it being intended that the rights and obligations of the parties hereto be enforceable to the fullest extent permitted by law.

12.12 No Third Party Rights. This Agreement and the covenants and agreements contained herein are solely for the benefit of the parties hereto. No other person shall be entitled to enforce or make any claims, or have any right pursuant to the provisions of this Agreement.

12.13 Application to Future Members. The provisions of this Agreement shall apply to all issued and outstanding Units in the Company, whether presently issued and outstanding or hereafter issued and outstanding.

12.14 Intervention of Spouse(s). Each of the respective spouses of the Members appears herein and acknowledges and declares that she has read the above and foregoing Agreement, that she understands its contents, specifically as such Agreement pertains to and affects her community interest in Units held in the name of her respective spouse, and that she does hereby bind and obligate herself, her heirs, successors and assigns and legal representatives to abide by all of the terms of this Agreement to the extent of her community interest or any other interest that she now has or may hereafter have in said Units of ownership interest in the Company.

Upon a majority of unit holders presented and voted affirmatively for the approval and adoption of the revised Operating Agreement, dated February 16, 2021, the undersigned officers of TradeAuthority, LLC hereby adopt this revised agreement effective as of this same date.

____ _February 16, 2021__
Charles M. Davis, President Date

____ _February 16, 2021__
David L. "Chip" Davis, Executive Vice President Date

____ _February 16, 2021__
Warren Sager, Vice President of Operations Date